

March 18, 2013

Via E-mail
Mr. Nicholas C. Fanandakis
Chief Financial Officer
E. I. DuPont De Nemours & Company
1007 Market Street
Wilmington, DE 19898

> **Re: E. I. DuPont De Nemours & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 1-00815**

Dear Mr. Fanandakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Cost of Goods Sold and Other Operating Charges, page 19

1.   Please separately discuss changes in cost of goods sold separately from your other operating charges. See our comment below regarding the separate disclosure of these two items.

Agriculture 2012 versus 2011, page 22

2.   With reference to your increase in 2012 PTOI, please quantify the impact of each factor, including higher input costs in seeds, unfavorable currency and higher investments in commercial and R&D activities, when multiple factors contribute to material fluctuations.

Refer to Item 303(a)(3)(i) of Regulation S-K, as well as section 501.04 of the Financial Reporting Codification.

Electronics & Communications 2012 versus 2011, page 23

3. Sales declined on lower volume in PV materials. You disclosed in your 2011 Form 10-K that lower sales volume primarily reflects destocking in photovoltaics and softness in consumer electronics in the second half 2011. Your 2012 Forms 10-Q referred to continued soft demand in photovoltaics as the underlying reason for low sales volumes in your Electronics & Communications segment. Please expand your discussion to provide readers with an understanding of why you believe there was destocking in photvoltaics and soft demand such that these factors have resulted in sales declines of your PV materials. Please show us in your supplemental response what the revisions will look like in future filings.

4. In discussing the outlook for Electronics & Communications, you indicate that PV installations are expected to be essentially flat versus 2012. Sales volumes are anticipated to improve as inventories across the value chain are at reasonable levels entering into 2013, offset in part by lower materials usage in modules. It is unclear what you mean by "installations", "value chain" and "modules." Please provide additional clarity regarding these disclosures. Please show us in your supplemental response what the revisions will look like in future filings.

Performance Chemicals 2012 versus 2011, page 25

5. Lower 2012 sales volume primarily reflects softness in titanium dioxide in all regions. Expand your discussion to provide readers with a fuller understanding of this "softness" in titanium dioxide. This discussion should be provided in light of the following prior disclosures you made regarding this product:

    •   In 2011, you announced a global expansion to support increased customer demand for titanium dioxide, including a $500 million investment in new production facilities at the company's Altamira, Mexico site scheduled for completion in 2014. In addition, you were investing in facility upgrades to improve productivity at your other global manufacturing sites over the next three years.
    •   Your outlook for 2012 referred to an expected increase in 2012 as a result of the continued demand for titanium dioxide.
    •   Your March 31, 2012 Form 10-Q indicated that lower volume reflected continued softness in titanium dioxide, particularly in Asia Pacific. Global demand for titanium dioxide increased sequentially from the fourth quarter 2011. It is not clear that you provided any prior disclosure of softness in titanium dioxide.
    •   Your June 30, 2012 Form 10-Q indicated that lower volume reflected continued softness in titanium dioxide, particularly in Asia Pacific and Europe. It is not clear that you provided any prior disclosure of softness in titanium dioxide in Europe.

- Your September 30, 2012 Form 10-Q indicated that sales declined on lower demand for titanium dioxide and fluoropolymers. Volumes were pressured by softness in Europe and Asia Pacific due to lower infrastructure spending and weak housing markets.

  Please show us in your supplemental response what the revisions will look like in future filings.

6. In discussing the outlook for Performance Chemicals, you expect sales to decrease in 2013, in part, due to weaker pricing for titanium dioxide. Please address your outlook as it relates to titanium dioxide sales volume. Please also address whether the "specific industrial chemicals market" discussed in Note 3 in connection with your $33 million pre-tax asset impairment charge recorded within your Performance Chemicals segment was related to the titanium dioxide market. Please confirm that your asset impairment analysis took into consideration the continued negative titanium dioxide sales outlook.

Performance Materials 2012 versus 2011, page 26

7. Please quantify the impact of each factor, including the impact of the portfolio change, lower prices due to unfavorable currency impact, demand improvement in automotive, and softness in the industrial and electronics markets, when multiple factors contribute to material fluctuations. Refer to Item 303(a)(3)(i) of Regulation S-K as well as section 501.04 of the Financial Reporting Codification.

8. Expand your discussion of lower 2012 sales to address the nature and underlying reasons for the portfolio change.

9. Expand your discussion to provide readers with a fuller understanding of the "softness" in the industrial and electronics markets. This discussion should be made in light of the following prior disclosures:

   - In your 2012 outlook, you expected the Performance Materials sales to benefit in the second half 2012 from broader recovery in industrial markets.
   - In your Form 10-Q for the quarter ended March 31, 2012, you indicated that demand improved in the automotive market, particularly in North America, but was more than offset by continued softness in the industrial and electronic markets. It is not clear that you provided any prior disclosure regarding softness in the electronic market.
   - In your Forms 10-Q for the quarters ended June 30, 2012 and September 30, 2012, you refer to the continued softness in the industrial and electronic markets, especially in Europe and Asia Pacific, but you don't explain the underlying reasons for such softness.

   Please show us in your supplemental response what the revisions will look like in future filings.

Liquidity and Capital Resources, page 28

10.   Please expand your disclosure to discuss the underlying reasons for material changes in working capital components. For example, for 2012, provide a specific discussion to explain why inventories and other operating assets and accounts payable and other operating liabilities increased.

Financial Statements, page F-1

Consolidated Income Statements, page F-4

11.   Please disclose cost of goods sold separately from your other operating charges. Refer to Rules 5-03.2 and 5-03.3 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-8

12.   We note that your line item "Other operating charges and credits – net" has increased on a dollar value, as well as on a percentage of cash provided by operating activities, over the three years ended December 31, 2012. Please separately identify the major components of the amounts you have aggregated in this line item.

Note 9. Inventories, page F-20

13.   Please more clearly explain and quantify which types of inventory are valued using which cost method and the business reasons for the different methods.

Note 23. Quarterly Financial Data, page F-50

14.   In accordance with Item 302(a)(1) of Regulation S-K, please disclose gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter. In lieu of disclosing quarterly gross profit you may disclose quarterly cost of goods sold which will enable a reader to compute gross profit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief